FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 09, 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1 : notification of major interests in shares

Reference: Holdings in Company announcement 8 Jan 08.

This Announcement replaces previous version.

Section 2, Other (please specify); should be blank.

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Signet Group plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme. See Section 9 for further information
4. Full name of shareholder(s) (if different from 3.)	N/A
5. Date of the transaction and date on which the threshold is crossed or reached:	7/1/08
6. Date on which issuer notified:	8/1/08
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights
				Direct [x]	Indirect xi	Direct	Indirect
B1HTFP6 GB00B1HTFP68 ORD US$0.009	84,417,185	84,417,185	0	0	85,667,185	0.00%	5.023%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
85,667,185	5.023%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Pensions Management Limited. Hermes Pensions Management Limited is the parent undertaking of:

1. Hermes Investment Management Limited (voting rights held in this issuer:0.00%)

2. Hermes Focus Asset Management Limited (voting rights held in this issuer: 4.526%)

3. Hermes Equity Ownership Services Limited (voting rights held in this issuer: 0.497%)

4. Hermes Assured Limited (included with number 1)

Please see Section 13 for further information

Proxy Voting:
10. Name of the proxy holder:	See Comment in Section 13.
11. Number of voting rights proxy holder will cease to hold:	See Comment in Section 13.
12. Date on which proxy holder will cease to hold voting rights:	See Comment in Section 13.

13. Additional information:

Hermes Equity Ownership Services Limited hold the voting rights under a standing proxy contained in services agreements for the provision of corporate governance services to various underying clients.

Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment management agreements with various underying clients, which includes all the shares owned directly by BT Pension Scheme.

Hermes Focus Asset Management Limited hold the voting rights as General Partner under a standing proxy contained in limited partnership agreements with various limited partnerships.

All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(a). The aggregation is made at the lower threshold of 3% and above because Hermes Equity Ownership Services Limited does not manage investments for the purposes of the investment manager exemption contained in DTR 5.1.5.

This disclosure is made by BT Pension Scheme Trustees Limited, which is the ultimate parent undertaking for the purposes of DTR 5.2.1(e).

14. Contact name:	Margaret Moss / Valerie Davidson
15. Contact telephone number:	020 7680 2125 / 020 7680 2177

Identity of the notifier

Full name: Mark Andrew Jenkins - Group Company Secretary

Contact address: Signet Group plc, 15 Golden Square, London, W1F 9JG

Phone number: 0870 90 90 301

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   January 09, 2008